KITE REALTY GROUP TRUST
30 S. Meridian Street
Suite 1100
Indianapolis, IN 46204

August 26, 2005

David H. Roberts

Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          Registration Statement on Form S-3 (File No. 333-127585)

Registration Statement on Form S-3 (File No. 333-127586)

Dear Mr. Roberts:

Pursuant to Rule 461 under the Securities Act of 1933, Kite Realty Group Trust (the “Company”) hereby requests acceleration of effectiveness of the above-referenced Registration Statements to August 30, 2005 at 12:00 p.m., or as soon thereafter as possible.

The Company acknowledges that:  (i) should the Commission or its staff, acting pursuant to delegated authority, declare the Registration Statements effective, it does not foreclose the Commission from taking any action with respect to the Registration Statements; (ii) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statements effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statements; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

KITE REALTY GROUP TRUST

/s/ Daniel R. Sink

Daniel R. Sink
Senior Vice President and Chief Financial Officer